UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-35243

Full title of the plan and the address of the plan, if different from that of the issuer named below:
Savings Plan for Subsidiaries of SunCoke Energy, Inc.

A.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SunCoke Energy, Inc.
1011 Warrenville Road
Suite 600
Lisle, Illinois 60532

SAVINGS PLAN FOR SUBSIDIARIES OF SUNCOKE ENERGY, INC.
INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
December 31, 2015 and 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits and Investment Committee of
SunCoke Energy, Inc.:
We have audited the accompanying statements of net assets available for plan benefits of the Savings Plan for Subsidiaries of SunCoke Energy, Inc. (the “Plan”) as of December 31, 2015 and 2014 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2015 and 2014 and the changes in net assets available for plan benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Assets Held for Investment (End of Year) as of December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Caron & Bletzer, PLLC

Kingston, NH
June 27, 2016

SAVINGS PLAN FOR SUBSIDIARIES OF SUNCOKE ENERGY, INC.
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2015	2014
Investments, at fair value:
Mutual funds	$13,497,588	$18,124,653
Common collective trust	2,186,711	3,448,825
SunCoke Energy, Inc. common stock	25,349	53,292
Total investments	15,709,648	21,626,770
Receivables:
Notes receivable from participants	1,318,188	2,624,702
Participant contributions receivable	26,140	—
Employer contributions receivable	246,481	13,448
Due from Retirement Plan for Employees of Dominion Coal Corporation	711,065	—
Total receivables	2,301,874	2,638,150
Net assets available for plan benefits	$18,011,522	$24,264,920
The accompanying notes are an integral
part of the financial statements.

SAVINGS PLAN FOR SUBSIDIARIES OF SUNCOKE ENERGY, INC.
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year Ended December 31, 2015
Additions:
Participant contributions	$1,008,936
Rollover contributions	29,848
Employer contributions	1,787,762
Dividend and interest income	400,847
Total additions	3,227,393
Deductions:
Distributions paid to participants	9,562,837
Net depreciation in fair value of investments	385,795
Administrative fees	54,448
Total deductions	10,003,080
Net decrease	(6,775,687)
Transfers:
Transfers to SunCoke 401(k) Plan	(188,776)
Transfers from Retirement Plan for Employees of Dominion Coal Corporation	711,065
Net Transfers	522,289
Net assets available for plan benefits, beginning of year	24,264,920
Net assets available for plan benefits, end of year	$18,011,522
The accompanying notes are an integral
part of the financial statements.

SAVINGS PLAN FOR SUBSIDIARIES OF SUNCOKE ENERGY, INC.
NOTES TO FINANCIAL STATEMENTS
A. PLAN DESCRIPTION:
The following description of the Savings Plan for Subsidiaries of SunCoke Energy, Inc. (the “Plan”) provides only general information. Participants should refer to the plan document for more detailed information.
General
The Plan is a defined contribution plan sponsored by SunCoke Energy, Inc. and its participating subsidiaries (collectively the “Company”) covering substantially all employees of Dominion Coal Corporation (“Dominion”) and collectively bargained employees of Haverhill North Coke Company (“Haverhill”) and Gateway Energy and Coke Company, LLC (“Granite City”). Dominion, Haverhill, and Granite City participants are immediately eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The Vanguard Fiduciary Trust Company is the Trustee for all Plan investments.
Participant Contributions
Contributions to the Plan are made by both participating employees and the Company. Participants may contribute 1% to 50% of their eligible compensation, as defined by the Plan, on a pre-tax basis, subject to Internal Revenue Code (“IRC”) limitations. Participants who are at least age 50 may make additional “catch-up” contributions subject to IRC limitations. Participants may also contribute funds from another qualified retirement plan (“rollover contributions”), subject to certain requirements. Effective January 1, 2016, the Plan was amended to provide for auto enrollment.
Employer Contributions
Dominion
Effective January 1, 2011, eligible Dominion employees receive matching contributions equal to 100% of up to 5% of a participant’s eligible compensation and receive safe harbor contributions in an amount equal to 3% of their eligible compensation. The Company has the discretion to make additional profit sharing contributions to those participants who are credited with 1,000 hours of service during the Plan year. The Company did not make any profit sharing contributions to Dominion participants for the 2015 Plan year.
 Haverhill
The Company has the discretion to make profit sharing contributions to eligible Haverhill employees. Such profit sharing contributions will be equal to 8.5% of a participant’s eligible compensation. Profit sharing contributions will be made quarterly based on the eligible compensation earned by those participants who worked more than 250 hours in a calendar quarter. At the end of the Plan year, if there is a participant with over 1,000 hours of service during the year who worked during any quarter but was not credited with 250 hours in that quarter, the participant will receive an 8.5% profit sharing contribution on the eligible compensation earned in that quarter. The Company made an $891,947 profit sharing contribution to Haverhill participants for the 2015 Plan year.
Granite City
Effective January 1, 2012, eligible Granite City employees receive matching contributions equal to 100% of up to 5% of a participant’s eligible compensation for a maximum match of 5% of eligible compensation and receive safe harbor contributions in an amount equal to 3% of their eligible compensation. The Company has the discretion to make additional profit sharing contributions to those participants who are credited with 1,000 hours of service during the Plan year. The Company did not make any profit sharing contributions to Granite City participants for the 2015 Plan year.
Participant Accounts
Participant accounts are credited with the participant’s contributions, the Company’s contributions, and a proportional allocation of the Plan’s earnings, including realized and unrealized gains and losses, and expenses. The Plan complies with Section 404(c) of ERISA and offers diversified investment funds in which participants may invest their contributions, Company contributions, and earnings. Participants determine the percentage in which contributions are to be invested in each fund. Participants may change their investment options daily.

Vesting
Participants are always fully vested in the portion of their account which represents their contributions, employer safe harbor contributions, and the income earned thereon. Participants become fully vested immediately upon normal retirement age, death or total and permanent disability while still an active participant in the plan.

Dominion and Granite City participants become vested in Company matching and profit sharing contributions and earnings thereon as follows:

Completed Years of Service	Percent Vested
Less than three years	0%
Three or more years	100%
Haverhill participants become fully vested in profit sharing contributions after the completion of three years of service.
Forfeitures
When participants terminate employment and are not fully vested in their accounts, the nonvested portion of their accounts represents forfeitures as defined by the Plan. If a forfeiting participant is re-employed and fulfills certain requirements, as set forth in the Plan, the participant’s account will be restored. Forfeitures are used to pay administrative expenses or to reduce future employer contributions. During 2015, $4,574 and $25,671 of forfeitures were applied to reduce employer contributions and to pay administrative expenses, respectively. Total unapplied forfeitures were $13,661 and $21,186 at December 31, 2015 and 2014, respectively.
Distribution of Benefits
Participants are eligible to receive a distribution of the vested portion of their accounts upon termination of employment by reason of retirement, disability, death or other separation from service. Participants who terminate employment and have a vested account balance of less than $1,000 will receive a lump sum distribution of 100% of their vested benefits. Distributions to participants with vested account balances greater than $1,000 but not in excess of $5,000 who terminate employment will be paid to an individual retirement account designated by the plan administrator. Participants who have a vested account balance in excess of $5,000 may leave their funds invested in the Plan or may elect a lump sum distribution or installment payments. In all circumstances participants may elect to roll over their vested account balances to an individual retirement account or qualified plan that accepts rollovers.
A participant may also request an in-service withdrawal upon attainment of age 59 1/2 (except for Haverhill participants) or upon demonstration by the participant to the plan administrator that the participant is suffering from “hardship” as defined by the Plan.
Notes Receivable from Participants (Plan Loans)
Dominion, Haverhill, and Granite City participants may take loans from the Plan up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding loan balance during the previous 12 months. Loans must bear a reasonable rate of interest. Loans are collateralized by the participant’s vested interest in the Plan, and are supported by a promissory note. All loans must be repaid within 5 years. Participants may have up to three outstanding loans at any one time.
 Participant loans are valued at the unpaid principal balance plus any accrued but unpaid interest and categorized as notes receivable from participants on the statements of net assets available for plan benefits. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.
B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
New Accounting Pronouncements
In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (Or Its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset per share practical expedient. ASU 2015-07 is required for fiscal years beginning after December 15, 2015 (December 15, 2016 for non-public entities) and is to be applied retrospectively. Early adoption is permitted. Management has elected to adopt ASU 2015-07 early.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. Management has elected to adopt Part II early. Parts I and III are not applicable to this plan.
Basis of Accounting
The financial statements are prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. See Note C for discussion of fair value measurements.
Purchases and sales of investments are reflected on a trade-date basis. Dividend income is reported on the ex-dividend date while interest income is recorded as earned on an accrual basis.
Payment of Benefits
Benefits are recorded when paid.
 Plan Expenses
Certain participant initiated fees are paid by plan participants. During 2015, $25,671 of forfeitures were used to pay certain plan expenses. All other expenses incurred in the administration of the Plan are paid by the Company.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.
Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.
C. FAIR VALUE MEASUREMENTS:
Accounting standards establish a framework for measuring fair value. That framework sets forth a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below.
Level 1—Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2—Inputs to the valuation methodology are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3—Inputs to the valuation methodology are unobservable and supported by little or no market activity and are significant to the fair value of the assets or liabilities.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used by the Plan. There have been no changes in the methodologies used at December 31, 2015 and 2014.
Mutual funds – Valued at the net asset value of the shares held by the Plan at year end as determined by quoted market prices.
Common collective trust – Valued at the net asset value of units of a collective trust. The net asset value, as provided by the fund manager, is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.
Company stock – Valued at the closing price reported on the active market on which the individual securities are traded.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level and by investment class, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2014:

	December 31, 2015
Description	Total	Level 1	Level 2	Level 3
Mutual funds	$13,497,588	$13,497,588	$ —	$ —
Company stock	25,349	25,349	—	—
Total assets in the fair value hierarchy	13,522,937	13,522,937	—	—
Investments measured at net asset value(1):
Common collective trust	2,186,711	—	—	—
Investments at fair value	$15,709,648	$13,522,937	$—	$—

	December 31, 2014
Description	Total	Level 1	Level 2	Level 3
Mutual funds	$18,124,653	$18,124,653	$ —	$ —
Company stock	53,292	53,292	—	—
Total assets in the fair value hierarchy	18,177,945	18,177,945	—	—
Investments measured at net asset value(1):
Common collective trust	3,448,825	—	—	—
Investments at fair value	$21,626,770	$18,177,945	$—	$—
(1) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.
The common collective trust held by the Plan is a stable value investment. Twelve months notice is required for a complete liquidation, however the trustee, at their discretion, may waive the twelve month waiting period. Participant directed redemptions are allowed daily with no restrictions. There are no unfunded commitments.

D. TAX STATUS:
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated November 2, 2012, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the opinion letter, the plan administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC, and that the related trust is therefore tax-exempt. Accordingly, no provision for income taxes has been included in the financial statements.
E. PARTIES-IN-INTEREST:
Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to participants and transactions with investment funds managed and held by the trustee are considered party-in-interest transactions. One of the Plan's investment options is the plan sponsor's company stock. Balances of the plan sponsor's company stock in the Plan were $25,349 and $53,292 at December 31, 2015 and 2014, respectively.
Transfers that occur between the Plan and the SunCoke 401(k) Plan are the result of changes in participant eligibility between the plans. Transfers to the SunCoke 401(k) Plan were $188,776 for the year ended December 31, 2015.
The termination of the Retirement Plan for Employees of Dominion Coal Corporation was completed in 2015. As a result of the termination, $711,065 remaining in the Retirement Plan for Employees of Dominion Coal Corporation after distributing benefits to participants was transferred to the Plan. These funds will be used to reduce future employer contributions.
F. PLAN TERMINATION:
Although the Plan was established with the intention that it will continue indefinitely, the Company retains the right to discontinue its contributions at any time or to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, all participants will become 100% vested in their accounts.
In late 2014 and early 2015, the Dominion Coal Corporation began idling its operations and terminating employees. This reduction in workforce resulted in a partial plan termination. As a result of the terminations, approximately 20 participants became fully vested immediately in the Plan according to IRS regulations.
G. SUBSEQUENT EVENTS:
The Company has evaluated subsequent events through the date these financial statements were issued.

SAVINGS PLAN FOR SUBSIDIARIES OF SUNCOKE ENERGY, INC.
EIN: 90-0640593
Plan Number: 002 SCHEDULE H, LINE 4(i)-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
	Artio Global High Income Fund; Class I	Mutual fund	**	$26,570
	Delaware Small Cap Value Fund; Institutional Class	Mutual Fund	**	19,776
	Dodge & Cox International Stock Fund	Mutual Fund	**	467,657
	Dodge & Cox Stock Fund	Mutual Fund	**	921,290
	Invesco International Growth Fund; Class Institutional	Mutual Fund	**	16,175
	Oppenheimer Developing Markets Fund Y Shares	Mutual Fund	**	15,502
	PIMCO Total Return Fund; Institutional Class	Mutual Fund	**	10,898
	Pimco Real Return Fund-Institutional Class	Mutual Fund	**	24,280
	T. Rowe Price Small-Cap Stock Fund, Inc.; Shares	Mutual Fund	**	529,434
	TRP Growth Stock Fund	Mutual Fund	**	268,430
*	Vanguard Institutional Index Fund	Mutual Fund	**	1,120,352
*	Vanguard Mid-Cap Index Fund Admiral Shares	Mutual Fund	**	262,884
*	Vanguard REIT Index Fund Admiral Shares	Mutual Fund	**	18,872
*	Vanguard Selected Value Fund	Mutual Fund	**	2,558
*	Vanguard Small-Cap Index Fund Admiral Shares	Mutual Fund	**	189,022
*	Vanguard Institutional Target Retirement 2015 Fund	Mutual Fund	**	201,193
*	Vanguard Institutional Target Retirement 2020 Fund	Mutual Fund	**	298,411
*	Vanguard Institutional Target Retirement 2025 Fund	Mutual Fund	**	914,359
*	Vanguard Institutional Target Retirement 2030 Fund	Mutual Fund	**	1,420,457
*	Vanguard Institutional Target Retirement 2035 Fund	Mutual Fund	**	1,394,690
*	Vanguard Institutional Target Retirement 2040 Fund	Mutual Fund	**	906,788
*	Vanguard Institutional Target Retirement 2045 Fund	Mutual Fund	**	1,326,855
*	Vanguard Institutional Target Retirement 2050 Fund	Mutual Fund	**	1,271,669
*	Vanguard Institutional Target Retirement 2055 Fund	Mutual Fund	**	244,172
*	Vanguard Institutional Target Retirement 2060 Fund	Mutual Fund	**	13,118
*	Vanguard Institutional Target Retirement Income	Mutual Fund	**	83,593
*	Vanguard Total Bond Market Index Fund Admiral Shares	Mutual Fund	**	873,264
*	Vanguard Total International Stock Index Fund Admiral Shr	Mutual Fund	**	323,305
*	Vanguard Wellington Funs Admiral Shares	Mutual Fund	**	306,135
	Wells Fargo Advantage Discovery Fund; Class A	Mutual Fund	**	25,879
	Total mutual funds			13,497,588
	BNP Paribas Pooled Trust Fund	Common collective trust	**	2,186,711
*	SunCoke Energy, Inc. common stock	Common stock	**	25,349
	Total investments on the statement of net assets available for plan benefits			15,709,648
*	Participant loans	(5.250)%	—	1,318,188
	Total investments on the Form 5500			$17,027,836

*	Represents a party-in-interest to the Plan.

**	Cost omitted for participant directed investments.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Savings Plan for Subsidiaries of SunCoke Energy, Inc.
(Name of Plan)

BY:	Employee Benefits and Investment Committee of SunCoke Energy, Inc. as Plan Administrator

/s/ Gary P. Yeaw
Gary P. Yeaw

Senior Vice President, Human Resources and
Chair of the Employee Benefits and
Investment Committee
DATED: June 27, 2016

EXHIBIT INDEX

Exhibit

23	Consent of Independent Registered Public Accounting Firm